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                              June 22, 2022

       Alison White
       Chief Financial Officer
       SSR Mining Inc.
       7001 E. Belleview Avenue, Suite 800
       Denver, CO 80237

                                                        Re: SSR Mining Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-35455

       Dear Ms. White:

              We have reviewed your May 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 2, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 2. Properties, page 45

   1. We note your response to comments 1, 2, 3, 4, and 5. Considering the number of proposed revisions
please file an amended filing that includes the proposed changes.
       Item 15. Exhibits
       96.1, 96.2, 96.3, and 96.4, page 171

   2. We note your response to comment 8 and we do not concur with your assessment.
                                                        Combining the two
different types of studies is inconsistent with the definitions of an initial assessment and
a feasibility study. Refer to the definition requirements under Item
                                                        1300 of Regulation S-K
and Table 1 of Item 1302. Please revise.
 Alison White
SSR Mining Inc.
June 22, 2022
Page 2
3. Please file amended technical reports with the changes identified in your responses to comments 7, 8, 9, 10, and 11.
       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



FirstName LastNameAlison White                                Sincerely,
Comapany NameSSR Mining Inc.
                                                              Division of
Corporation Finance
June 22, 2022 Page 2                                          Office of Real
Estate & Construction
FirstName LastName